
April 24, 2015

Via E-mail
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer
Mallinckrodt Public Limited Company
Damastown, Mulhuddart
Dublin 15, Ireland

Re: **Mallinckrodt Public Limited Company**
      Form 10-K for the Fiscal Year Ended September 26, 2014
      Filed November 25, 2014
      Form 10-Q for the Quarterly Period Ended December 26, 2014
      Filed February 3, 2015
      File No. 001-35803

Dear Mr. Harbaugh:

We have reviewed your March 27, 2015 response to our March 13, 2015 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended December 26, 2014
Notes to Condensed Consolidated Financial Statements
6. Income Taxes, page 13

1. We note your response to our comment 6 and your proposed revised disclosure.
   - Regarding the 1,300 basis point decrease in the effective tax rate, it is our understanding from your response that it resulted from a decrease in income in higher tax rate US tax jurisdictions as a percentage of income for all jurisdictions, and that this decrease in the taxable income in US tax jurisdictions was due to the increased amortization of acquired intangible assets. Please confirm to us if our understanding is correct and revise your proposed disclosure accordingly with respect to the 1,300 basis point decrease. If our understanding is not correct, please clarify how the amortization of acquired intangibles provided you a tax benefit that resulted in a favorable tax rate difference of 1,300 basis points.

- Regarding the 2,300 basis point decrease in the effective tax rate, clarify for us how recent acquisitions and the impacts of acquisition financing and the integration of acquired intangible property into your legal structure caused this decrease.

Please contact Senior Staff Accountants Jim Peklenk at (202) 551-3661 or Sasha Parikh at (202) 551-3627 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant